Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
May 18, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628
Ladies and Gentlemen:
Reference is made to your letter dated May 5, 2010 relating to the preliminary Schedule 14A filed by Care Investment Trust Inc. on April 13, 2010, as amended (File No. 001-33549) and Schedule TO-I/13E-3 filed by Care Investment Trust Inc. on April 16, 2010, as amended (File No. 005-82950).
Per your request, Care acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
CARE INVESTMENT TRUST INC.

By:          /s/ Paul F. Hughes
Name: Paul F. Hughes
Title:   Chief Compliance Officer and Secretary